EXHIBIT 99.1

NXT RECEIVES PROGRESS PAYMENT OF $466,000 USD FROM ITS NIGERIAN SFD® SURVEY CONTRACT

CALGARY, Alberta, March 26, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to announce that it has received an additional $466,000 USD payment from its $8.9 million USD Nigerian SFD® survey, bringing total payments to date to $8.4 million USD.  The contracted holdback amount of approximately $0.5 million USD should be paid to the Company upon the conclusion of negotiations for additional work under the current contract framework.

George Liszicasz, President and CEO of NXT, commented, “The progress payment is further recognition from the Nigerian National Petroleum Corporation that NXT, and our partner PE Energy, have made significant contributions to oil and gas exploration in Nigeria. Before the travel restrictions brought on by COVID-19, my team and I completed a month-long broad scale international business development effort to pursue SFD® survey opportunities within North Africa, Mexico, and several Asian countries. We signed a non-binding memorandum of understanding with an independent oil company with interests in East-Central Africa.  We will continue these negotiations via video conference and update the market as warranted.”

NXT intends to release its financial and operating results for the year ended December 31, 2019, including management's discussion and analysis with respect thereto, on Monday, April 6, 2020 after market close. A conference call to discuss the 2019 results will be held on Tuesday, April 7, 2020 at 4:30 p.m. Eastern Time (2:30 p.m. Mountain Time). Additional details in respect of the conference call and disclosure required under ASC Blanket Order 51-517 in respect of the April 6, 2020 release will be provided by way of separate communication.

The Company also announces that its CEO has entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares of the capital of the Company (“Shares”) to his former spouse by March 31, 2020.  In addition it stipulates certain restrictions on the sale of the Shares, with the CEO retaining a right of first refusal in such event.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company with its principal office at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada. NXT's proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. Eugene Woychyshyn	Mr. George Liszicasz
Vice President of Finance & CFO	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to: the receipt of additional payments under the Nigerian SFD® survey contract (including the satisfaction of the conditions thereof), and the timing and amounts of such payments; future discussions and disclosure, and the timing thereof; and the transfer of securities pursuant to the Settlement Agreement, and the timing thereof. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent management discussion and analysis for the three and nine month periods ended September 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.